

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 16, 2012

Via E-mail
Mr. Mark Garrett
Chief Financial Officer
Adobe Systems Incorporated
345 Park Avenue
San Jose, CA 95110-2704

     Re: Adobe Systems Incorporated
            Form 10-K for Fiscal Year Ended December 2, 2011
            Filed January 26, 2012
            Form 10-Q for Fiscal Quarter Ended March 2, 2012
            Filed March 30, 2012
            File No. 000-15175

Dear Mr. Garrett:

     We have reviewed your letter dated March 27, 2012 in connection with the above-referenced filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated March 1, 2012.

Form 10-K for Fiscal Year Ended December 2, 2011

Part III information incorporated from the Definitive Proxy Statement filed on March 1, 2012

Compensation Discussion and Analysis

Equity Incentives

Target Value and Award Determination, page 56

1.   You note in this section that your executive compensation committee increased the target value of the equity compensation opportunity for Messrs. Garrett, Lynch and Thompson in 2011, but you do not explain the specific reasons that these targets were increased. We

note, for example, that Mr. Lynch's target opportunity increased from $1.7 million in fiscal 2010 to $4 million in fiscal 2011, an increase of 135%. In your response letter, please discuss the specific reasons for the increases in the values of the target opportunities for Messrs. Garrett, Lynch and Thompson.

2011 Performance Share Program

Results, page 57

2.   You indicate in this section that your executive compensation committee determined that 130% of each target performance share was earned in 2011. In your response letter, please explain how the compensation committee arrived at that percentage.

Summary Compensation Table, page 63

3.   We note material decreases in the non-equity incentive plan compensation received by Messrs. Narayen, Garrett, Lynch and Thompson in fiscal 2011 as compared to fiscal 2010. This appears to have been the result of a change in the cap on the individual results percentage of your bonus formula, which was 200% in fiscal 2010 and 100% in fiscal 2011. In your response letter, please explain the reason for this change, as well as any other factors that may have caused the material decrease in non-equity incentive plan compensation for your named executive officers in fiscal 2011. Also, in your response letter, and in future filings, as appropriate, please provide additional information as to how your executive compensation committee determines the individual result percentage. For example, please provide examples of the individual goals assigned to each named executive officer and explain how the company evaluates performance against those goals. Explain also how the compensation committee determines an individual officer's contribution toward achievement of corporate results.

Form 10-Q for Fiscal Quarter Ended March 2, 2012

Notes to Condensed Consolidated Financial Statements

Note 12. Commitments and Contingencies

Legal Proceedings, page 22

4.   We note your disclosure on page 23 regarding the Tarkus Imaging, Inc. claim, which was filed against the company for patent infringement. You state that as of March 2, 2012, no amounts have been accrued as a loss is not considered probable or estimable. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred with respect to this matter, in your next periodic filing, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. In addition, tell us your consideration to also provide these disclosures

for the other legal proceedings, claims and investigations referred to in Note 12. Please refer to ASC 450-20-50.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Matthew Crispino, Staff Attorney, at (202) 551-3456 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief